Mail Stop 0407

      							February 3, 2005

Via U.S. Mail and Fax
Mr. Randy L. Pearce
Executive Vice President
Chief Financial and Administrative Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55439

	RE:	Regis Corporation
      Form 10-K for the fiscal year ended June 30, 2004
		Filed September 17, 2004

Form 10-Q for the quarter ended September 30, 2004
		File No. 0-11230

Dear Mr. Pearce:
      We have reviewed your supplemental response letter dated December 23, 2004 as well as the above referenced filings and have the following comments. As noted in our comment letter dated December 13, 2004, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-KSB for the year ended June 30, 2004

Note 3 - Acquisitions, page 60

1. We refer to your response to comment 3. Paragraph B173 of SFAS 141 states that "a contract may have value for reasons other than terms that are favorable relative to market prices". Your interpretation of this guidance seems to suggest that leases would have value outside of "favorable lease terms" only in cases where the real estate is difficult to obtain. You explain further that the type of real estate needed for your salons is quite abundant in strip malls in all geographic areas in which you conduct business. As a result, you have not allocated any of the purchase prices of your acquisitions to the acquired leases. However, in your response you also indicate that you target your acquisitions to specific lease spaces that have a proven strong walk in customer base. This acquisition strategy suggests to us that a lease space in one strip mall could have a higher value than a physically identical or similar lease space in another strip mall in close proximity. Further, you indicate that the principle reason to acquire a location is to give yourself the right to prime real estate that has an established walk up customer base. Since you pay a premium for the value of these walkup customer bases and the acquired leases represent the right to use the specific locations that have the established walkup customer bases, explain to us why you do not consider the value of these walk-in customer bases to equal the value of the acquired leases.

Note 11- Segment Information, page 72

2. In your response to comment 4, you indicate that the two operating segments within your international operations have been combined in an "all other" category and have been presented as an "all other" reportable operating segment. As such, please explain to us why you disclose an international reportable segment rather than an "all other" category within both your 10-K and first quarter 10-Q.

3. We refer to your response to comment 4. Paragraph 10b. of SFAS 131 states that "an operating segment is a component of an enterprise whose operating results are regularly reviewed by the enterprise`s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance". Given your focus on continued growth and your policy of franchise buybacks, it would seem necessary for the chief operating decision maker to regularly assess the performance of the company owned salons and franchise salons separately in order to determine the optimal growth and franchise buyback opportunities. If the chief operating decision maker does not regularly assess performance of the North American company owned salons and franchise salons separately, please explain to how you determine which growth and franchise buyback opportunities to pursue.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 824-5569 or Robert Littlepage, Jr., Accounting Branch Chief, at (202) 942-1947 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 if you have any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director




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Mr. Randy L. Pearce
Regis Corporation
February 3, 2005
Page 3